UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-38392

CUSIP Number 09354A100

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Blink Charging Co.

Full Name of Registrant

Former Name if Applicable

5081 Howerton Way, Suite A

Address of Principal Executive Office (Street and Number)

Bowie, Maryland 20715

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blink Charging Co. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2024 (the “Form 10-K”) by March 17, 2025, the original due date for such filing, without unreasonable effort or expense, due to delays in concluding on certain reporting matters in the Form 10-K, including items related to the presentation of the cash flow statement. The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael P. Rama, CFO	(305)	521-0200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company released its financial results on March 13, 2025, which was filed in the Current Report on Form 8-K by the Company with the SEC on March 13, 2025. Below is a brief summary of the Company’s financial results for the year ended December 31, 2024:

●	Total revenue of $126.2 million for the year ended December 31, 2024.
●	Gross profit of $40.8 million for the year ended December 31, 2024.
●	Net loss of $198.1 million, or $1.96 per share, for the year ended December 31, 2024.

The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b-25 under the Exchange Act.

Forward Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding the Company’s expectations regarding its financial information for its fiscal year ended December 31, 2024 and the Company’s expectation that it will file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b-25 under the Exchange Act. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, and are subject to the risk that the Company is not able to complete its Form 10-K within the extension period of 15 calendar days, and the risk that the Company finds errors as it completes its consolidated financial statements. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

Blink Charging Co.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2025	By:	/s/ Michael P. Rama
Michael P. Rama
Chief Financial Officer